Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                    Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                            E-mail:  grhlaw@hotmail.com

October 6, 2011

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated September 8, 2011, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Prospectus Cover Page

1.	Please state explicitly the offering price of the common stock.

Response:  The $10.00 offering price of the common stock is now stated on the prospectus cover page.

Prospectus Summary, page 6

2.	Please include summary financial information.

Response:  Summary financial information has been added in the Prospectus Summary at page 7.

Risk Factors, page 7

3.	Please include a risk factor regarding being a penny stock and the rules applicable to trading in penny stocks.

Response:  A risk factor regarding penny stocks has been added at page 10.

4.
We note your directors and officers own 58% of the company and effectively control it.  See page 18.  Please disclose the risks incident to your current and future shareholders owning a minority stake in your company.

Response:  A risk factor has been added disclosing the risks to shareholders owning a minority stake in the company at page 11.

5.	Please also include a risk factor on the market reaction if your controlling shareholders were to dispose a substantial amount of their holdings.

Response:  The requested risk factor has been added at page 11.

Meganet may cease as a going concern, page 7

6.
We note you will require additional capital.  Please revise this risk factor and the “Management’s Discussion and analysis of Financial Condition and Results of Operations” on page 11 to disclose the amount of additional capital you will require in the next 12 months.

Response:  Management estimates it will need $180,000 in additional capital to sustain business operations over the next twelve months.  This disclosure has been added to the referenced risk factor on page 8 and to the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 13.

At the present time Meganet does not have additional authorized securities….page 7

7.	We note you may have to seek approval of the board of directors and shareholders to increase the number of authorized shares. Also discuss the dilutive effect of issuing further authorized shares.

Response:  Management is committed to not increasing the number of authorized shares but to raise capital in other ways if necessary than through the sale of newly authorized capital.  Language to this effect was added to the reference risk factor on page 8 establishing that there will be no dilution due to an increase in authorized capital.

If we lose our government certification….page 7

8.	Please file your certification as an exhibit.

Response:  A copy of our government certification has been attached to our amended filing as an Exhibit.

Our primary competitors are large department of defense contractors….page 8

9.	Please name the five dominant defense contractors. Please also put this disclosure in the “Competition” discussion on page 15.

Response:  The requested disclosure has been added to the referenced risk factor at page 9 and to the disclosure in the “Competition” discussion on page 17.

Determination of Offering Price, page 17

10.
Please clarify that you must engage a market maker to apply to have your common stock quoted on the OTC Bulletin Board and that a market maker must file an application on your behalf.  You cannot apply for listing of your common stock.

Response:  The requested clarification has been made at page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

11.
We note you have many kinds of products on pages 14 and 15.  We note your statement that management has shepherded products from development to final delivery and payment.  Please clarify which products have undergone this sales process.

Response:  We have clarified that it is “all software products” that have undergone this sales process.  See page 13.

12.	Please clarify your statement that you have more than $10,000,000 potential products in the product pipeline.

Response:  Disclosure at page 13 has been added to clarify this statement.  We also advise the staff supplementally that Meganet has been awarded a product sale to the nation of Vietnam in the amount of $12,500,000 and a product sale to the nation of Cameroon in the amount of $42,000,000.  However, Meganet has substantial experience in working with third world countries and knows that until all paperwork is complete and a large upfront cash deposit is made, it is not prudent to make the information public.  However, both these transactions look solid and are moving rapidly and management believes they justify and even require the $10,000,000 estimate.

Liquidity, page 11

13.	Please estimate your cash operating expenses in the next 12 months and at most how much your CEO will contribute to cover operating expenses.

Response:  In response to this comment, disclosure has been added to the first paragraph in the liquidity section on page 13.

Results of Operations, page 12

14.
Please improve the quality of your disclosure.  Explain the drivers and the circumstances that caused your results of operations.  Specifically describe the products that drove revenues and factors that drove expenses.  Also, expand the discussion to describe in greater detail the reasons for the fluctuations in revenues from period to period.

Response:  Disclosure has been revised and enhanced throughout page 14.

15.
Please also include a critical accounting policy for revenue recognition that describes your accounting policies for revenue recognition for products that combine hardware and software components as well as any revenues from hardware and software separately, if applicable.

Response:  The accounting policy has been added under Results of Operations for Fiscal Year Ended March 31, 2011 on page 14.

Business, page 13

16.
Please refer to Item 101(h)(4)(vii)of Regulation S-K and discuss the patents, trademarks, licenses, franchises, concessions, or royalty agreements (including their duration that are material to your business.  We note your patent on page 13.

Response:  In response to this comment, appropriate disclosure has been added under the subheading “Patents and Trademarks” on page 16.

17.
Also refer to Item 101(h)(4)(x)of Regulation S-K and estimate the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities is borne directly by customers.

Response:  Additional disclosure has been included under the subheading “Research and Development” in response to this comment on page 18.

Government Regulation, page 15

18.	Please include a risk factor discussing the limitations under import/export laws for your products.

Response:  We advise the staff supplementally that international sales are subject to International Traffic in Arms Regulations (ITAR).  This is not unique to Meganet but applies to every U.S. company.  If we have a potential international sale, we first seek an ITAR export license prior to making the sale.  If the potential customer does not qualify, we do not pursue the sale.  Because of this upfront approach, there is no risk that Meganet will violate ITAR or will pursue a transaction that it cannot consumate.  Further, since ITAR applies to all U.S. based companies, we do not believe ITAR presents a risk to Meganet not shared by others that would prompt a specific risk factor for this company.

Management, page 16

19.	Please refer to Item 401(e) of the Reg. S-K and discuss specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Response:  Additional disclosure has been added to the business resumes of the members of our board of directors pursuant of Item 401(e) of Regulation S-K on page 19.

Executive Compensation, page 18

20.
We note you have filed Mr. Backal’s employment agreement as exhibit 10.2.  Page two of the agreement indicates Mr. Backal will receive a salary of $120,000.  Please explain why there are different amounts in the salary column of the Summary Compensation Table.  In this regard, note that even if salary is not paid but accrued, it should be reflected in the table.

Response:  The Summary Compensation Table has been adjusted to show the proper amounts and accruals at page 20.

21.
Page two also states that Mr. Backal may increase his own salary and issue his own bonus.  Please add this disclosure to the current discussion.  Also, explain why Mr. Backal earned $192,121 in 2010.  If part of this compensation was due to a bonus or a non-equity incentive compensation plan, include the appropriate columns and disclosure.

Response:   Disclosure has been added as requested in the discussion of the employment agreement and the compensation for 2010 has been clarified on page 20.

22.
We note that page four of the employment agreement states Mr. Backal may terminate his employment and is an at-will employee.  Please include this disclosure in the discussion and add an appropriate risk factor.

Response:  Disclosure added to footnote (1) of the compensation table.  A new risk factor was also added as requested on page 20.

Certain Relationships and Related Transactions, page 17

23.	Please refer to Item 407(a) of Reg. S-K and provide the disclosure regarding director independence.

Response:  Requested disclosure has been added under the section entitled Certain Relationships and Related Transactions on page 20 and Exhibit 99 has been added to the filing.

Selling Stockholders, page 19

24.
Please advise us supplementally how your shareholders originally received their shares.  We note your disclosure on page 39 that you have not issued securities in the past three years except with regard to changing domicile.

Response:  Meganet Corporation, a California corporation, was formed in 1997.  During the first five or six years of its existence, it raised capital in private transactions not involving any public offerings.  On March 26, 2009, Meganet Corporation, a Nevada corporation, was formed and the business operations of the California company were integrated into the Nevada company with the same ownership structure.  It was accounted for as a recapitalization.

 Plan of Distribution, page 21

25.	We note your disclosure in the first paragraph on page 12 that all selling stockholders will sell at privately negotiated prices. Please revise to disclose the offering price. See prior comment one.

Response:  The Plan of Distribution section is now revised to state a fixed offering price of $10.00 per share at page 24.

Financial Statements

General

26.	Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2011. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response:  Financial statements for the interim period ended June 30, 2011 are now included at pages 29 through 34.

Note 1 – Description of business and history, page 31

27.
Please expand the disclosure to include the basis of presentation, including that the transaction with the former entity was a recapitalization with the assets and liabilities recorded at carryover basis due to the common ownership.

Response:  The requested disclosure has been added to the second paragraph of Note 1 to the financial statements for the fiscal year ended March 31, 2011 on page 40.

Note 2 – Summary of significant policies, page 31

28.	Please expand the accounting policy for revenue recognition to describe your policy for multiple-element arrangements pursuant to ASC 605-25 and for software pursuant to ASC 985-605.

Response:  We have expanded the accounting policy for revenue recognition as requested by adding to paragraphs three and four under Note 2 to the financial statements for the fiscal year ended March 31, 2011 on page 40.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company